Exhibit 99.2

Breitburn Energy Partners LP To Acquire QR Energy, LP

for Approximately $3.0 Billion in Unit-for-Unit Transaction

$7.8 Billion Merger Combines Complementary Asset Profiles and Like-Minded Operating Philosophies to Form the Largest Oil-Weighted Upstream MLP

LOS ANGELES & HOUSTON, July 24, 2014 – Breitburn Energy Partners LP (NASDAQ:BBEP) and QR Energy, LP (NYSE: QRE) today announced the signing of a definitive merger agreement pursuant to which Breitburn will acquire QR Energy in a unit-for-unit exchange implying a transaction value of approximately $3.0 billion, including QR Energy’s existing net debt and outstanding Class C Convertible Preferred Units.

As a result of the merger, Breitburn will become the largest, oil-weighted upstream oil and gas master limited partnership with a pro forma enterprise value of approximately $7.8 billion and current average daily production of approximately 57,300 boe/d, 67% liquids, based on second quarter results. The combination enhances Breitburn’s ability to generate greater cash flow and creates significant incremental near-term and long-term value for unitholders. The transaction is expected to be accretive to distributable cash flow per unit, and upon closing of the transaction, Breitburn has agreed to recommend to its Board a distribution increase to $2.08 per unit on an annualized basis.

Halbert S. Washburn, Breitburn’s Chief Executive Officer, said, “We are very pleased to reach this agreement with QR Energy, a company that we have always admired given its enviable MLP-friendly assets and engineering-focused operating strategy that is strikingly similar to our own. This world-class portfolio of conventional properties in large, oil rich basins fits perfectly with our asset base and improves our ability to deliver shallow, predictable decline rates that generate industry-leading margins. The combination offers immediate G&A savings and significant accretion for all unitholders. Even more importantly, our enhanced scale, diversification, and intellectual capital will better position Breitburn to efficiently use its capital to create long-term value for unitholders. We look forward to welcoming QR Energy’s employees into the Breitburn organization.”

“We consider Breitburn an ideal merger partner,” said Alan L. Smith, QR Energy’s Chief Executive Officer, “and believe this combination creates an unrivaled operator of mature assets with exposure to nearly every conventional basin in the United States.” Mr. Smith continued, “Breitburn has a proven 26 year track record of making big oil fields bigger and we are excited to see that trend continue with the addition of our extensive inventory of organic growth projects. I am confident that our talented employees will bring unique expertise to Breitburn and that all stakeholders will benefit from the larger, stronger Breitburn. We believe the immediate premium enjoyed by our unitholders will be surpassed by the value shared by all unitholders participating in the future success of the combined company.”

Transaction Details

Under the terms of the merger agreement, holders of QR Energy’s Common and Class B units, including those issuable upon a change in control, will receive approximately 72 million Breitburn common units, or 0.9856 of a BBEP unit for each unit of QRE held. The consideration to be received by QR Energy unitholders is valued at $22.48 per unit, based on Breitburn’s closing price of $22.81 on July 23, 2014, representing a 19% premium to QRE’s closing price of $18.87 on July 23, 2014. The transaction is expected to be tax-free to QR Energy’s unitholders other than the holders of QR Energy Class C Convertible Preferred Units who will receive an aggregate of $350 million cash at closing.

The transaction has been unanimously approved by the boards of directors of Breitburn and QR Energy, including the Conflicts Committee formed by the QR Energy Board of Directors. Certain QR Energy unitholders owning approximately 37% of the votes of the outstanding QRE units have agreed to vote in favor of the transaction. In addition, holders of QRE’s Class B contingent units have agreed to reduce the outstanding number of such units by approximately 42%, subject to closing adjustments. Completion of the transaction is subject to the approval of QR Energy unitholders, certain regulatory approvals, and customary closing conditions. The transaction is expected to close in late 2014 or early 2015.

Breitburn’s senior management team will lead the combined company and intends to employ all of QR Energy’s talented roster of engineering, operations, and support staff, excluding those that are being retained by Quantum Resources Management, LLC. Breitburn will add a new member to its Board of Directors after closing, and Breitburn and QR Energy will mutually agree upon that individual.

Breitburn has received a firm commitment from Wells Fargo Bank, N.A. to increase the borrowing base under Breitburn’s credit facility to $2.5 billion in connection with the transaction. Breitburn will continue to monitor market conditions for opportunistic refinancing transactions over the coming months.

Advisors

UBS Investment Bank acted as exclusive financial advisor to Breitburn, and provided a fairness opinion to the Breitburn Board of Directors; Latham & Watkins LLP acted as legal counsel to Breitburn. RBC Capital Markets and Greenhill & Co., LLC acted as joint financial advisors to QR Energy, and Greenhill & Co., LLC provided a fairness opinion to QR Energy’s Board of Directors; Vinson & Elkins LLP acted as legal counsel to QR Energy. Tudor, Pickering and Holt provided a fairness opinion to the Conflicts Committee of QR Energy’s Board of Directors; Bracewell & Giuliani LLP acted as legal counsel to the Conflicts Committee of QR Energy Board of Directors.

Conference Call and Webcast

Breitburn will host a conference call later today, Thursday, July 24, 2014, at 9:00 a.m. (EDT) to discuss the transaction and Breitburn’s second quarter results. Interested parties may access the conference call over the Internet via the Investor Relations tab of Breitburn’s website (www.breitburn.com), or via telephone by dialing (888) 364-3108 (international callers dial +1 (719) 457-1512) a few minutes prior to the beginning of the call to register. Those listening via the Internet should go to the site 15 minutes early to register and download and install any necessary audio software. In addition, a replay of the call will be available through July 31, 2014, by dialing (877) 870-5176 (international callers dial +1 (858) 384-5517)) and entering replay PIN 2705055, or by going to the Investor Relations tab of Breitburn’s website (www.breitburn.com). Breitburn will take questions from securities analysts and institutional portfolio managers; the call is open to all other interested parties on a listen-only basis.

QR Energy will also host a webcast and conference call later today, Thursday, July 24, 2014 at 10:30 a.m. (EDT) to discuss its second quarter results and the transaction. Interested parties may join the webcast by visiting QR Energy’s Investor Relations website at http://ir.qrenergylp.com and clicking on the webcast link or the conference call by dialing (877) 861-4516 or (706) 679-6295 five minutes before the call begins and providing the conference ID 78344267. The webcast will be available on QR Energy’s Investor Relations website at http://ir.qrenergylp.com for 14 days following the call and a telephonic replay will be available for 7 days following the call by dialing (855) 859-2056 or (404) 537-3406 and providing the conference ID 78344267.

About Breitburn Energy Partners LP

Breitburn Energy Partners LP is a publicly-traded independent oil and gas master limited partnership focused on the acquisition, exploitation, development and production of oil and gas properties throughout the United States. Breitburn’s producing and non-producing crude oil and natural gas reserves are located in Michigan, Oklahoma, Texas, Wyoming, California, Florida, Indiana and Kentucky. See www.breitburn.com for more information.

About QR Energy

QR Energy is a publicly traded partnership engaged in the acquisition, production and development of onshore crude oil and natural gas properties in the United States. QR Energy is headquartered in Houston, Texas. For more information, visit QR Energy’s website at www.qrenergylp.com.

Additional Information about the Proposed Transactions and Where to Find It

In connection with the proposed transactions, Breitburn intends to file with the SEC a registration statement on Form S-4 that will include a prospectus of Breitburn and a proxy statement of QR Energy. Each of Breitburn and QR Energy also plan to file other relevant documents with the SEC regarding the proposed transactions. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Breitburn and QR Energy with the SEC at the SEC’s website at www.sec.gov. You may also obtain these documents by contacting Breitburn Investor Relations in writing at 515 S. Flower Street, Suite 4800, Los Angeles, CA, 90071, or via e-mail by using the “Contact Form” located at the Investor Relations tab at www.breitburn.com or by calling (213) 225-0390; or by contacting QR Energy Investor Relations in writing at 1401 McKinney Street, Suite 2400, Houston, TX 77010, or via e-mail at ir@qracq.com or by calling (713) 452-2990.

Participants in the Solicitation

Breitburn and QR Energy and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about Breitburn’s directors and executive officers is available in Breitburn’s proxy statement dated April 25, 2014, for its 2014 Annual Meeting of Unitholders. Information about QR Energy’s directors and executive officers is available in QR Energy’s proxy statement dated February 3, 2014, for its Special Meeting of Unitholders held on March 10, 2014. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Breitburn or QR Energy using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Information

This press release contains statements that Breitburn and QR Energy believe to be “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. All statements other than historical facts, including, without limitation, statements regarding the expected benefits of the proposed transaction to Breitburn and QR Energy and their unitholders, the anticipated completion of the proposed transaction or the timing thereof, the expected future reserves, production, financial position, business strategy, revenues, earnings, costs, capital expenditures and debt levels of the combined company, and plans and objectives of management for future operations, are forward-looking statements. When used in this press release, words such as we “may,” “can,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “project,” “believe,” “will” or “should” or the negative thereof or variations thereon or similar terminology are generally intended to identify forward-looking statements. It is uncertain whether the events anticipated will transpire, or if they do occur what impact they will have on the results of operations and financial condition of Breitburn, QR Energy or of the combined company. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements.

These risks and uncertainties include, but are not limited to: the ability to obtain unitholder, court and regulatory approvals of the proposed transaction; the ability to complete the proposed transaction on anticipated terms and timetable; Breitburn’s and QR Energy’s ability to integrate successfully after the transaction and achieve anticipated benefits from the proposed transaction; the possibility that various closing conditions for the transaction may not be satisfied or waived; risks relating to any unforeseen liabilities of Breitburn or QR Energy; declines in oil, NGL or natural gas prices; the level of success in exploitation, development and production activities; adverse weather conditions that may negatively impact development or production activities; the timing of exploitation and development expenditures; the ability to obtain sufficient quantities of CO2 necessary to carry out EOR projects; inaccuracies of reserve estimates or assumptions underlying them; revisions to reserve estimates as a result of changes in commodity prices; impacts to financial statements as a result of impairment write-downs; risks related to level of indebtedness and periodic redeterminations of the borrowing base under Breitburn’s credit agreement; ability to generate sufficient cash flows from operations to meet the internally funded portion of any capital expenditures budget; ability to obtain external capital to finance exploitation and development operations and acquisitions; federal, state and local initiatives and efforts relating to the regulation of hydraulic fracturing; the ability to successfully complete potential asset dispositions and the risks related thereto; the impacts of hedging on results of operations; failure of properties to yield oil or gas in commercially viable quantities; uninsured or underinsured losses resulting from oil and gas operations; inability to access oil and gas markets due to market conditions or operational impediments; the impact and costs of compliance with laws and regulations governing oil and gas operations; ability to replace oil and natural gas reserves; any loss of senior management or technical personnel; competition in the oil and gas industry; risks arising out of hedging transactions; and other risks described under the caption “Risk Factors” in Breitburn’s and QR Energy’s Annual Reports on Form 10-K for the period ended December 31, 2013. Breitburn and QR Energy assume no obligation, and disclaim any duty, to update the forward-looking statements in this press release to reflect subsequent events or circumstances.

Contacts:

Breitburn Energy Partners LP James G. Jackson, Executive Vice President and Chief Financial Officer Antonio D’Amico Vice President Investor Relations & Government Affairs (213) 225-0390	QR Energy, LP Cedric W. Burgher Chief Financial Officer (713) 452-2990 Josh Wannarka Director of Investor Relations (713) 452-2200

BBEP-IR

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